===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             ____________________


                                 SCHEDULE TO
                                (Rule 14d-100)
                Tender Offer Statement Under Section 14(d)(1)
          or Section 13(e)(1) of the Securities Exchange Act of 1934

                               Amendment No. 1

                             ____________________


                      ENDO PHARMACEUTICALS HOLDINGS INC.
                      (Name of Subject Company (Issuer))

                      ENDO PHARMACEUTICALS HOLDINGS INC.
                      (Name of Filing Persons (Offeror))

                             ____________________



                        CLASS A TRANSFERABLE WARRANTS
                      CLASS B NON-TRANSFERABLE WARRANTS
                        (Title of Class of Securities)

                             ____________________


                                  29264F114
                                  29264NTWT
                    (Cusip Number of Class of Securities)

                             ____________________


                         Caroline Berry Manogue, Esq.
             Senior Vice President, General Counsel and Secretary
                              100 Painters Drive
                       Chadds Ford, Pennsylvania 19317
                                (610) 558-9800

                    (Name, address and telephone number of
                     person authorized to receive notices
               and communications on behalf of filing persons)

                                   Copy to:
                            Eileen T. Nugent, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                              Four Times Square
                              New York, NY 10036
                           Telephone: 212-735-3000


                          CALCULATION OF FILING FEE



Transaction Valuation*: $10,145,231.25        Amount of Filing Fee**: $2,029.05


* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 13,500,000 Class A Transferable Warrants (the "Class A Warrants") and all outstanding Class B Non-Transferable Warrants (the "Class B Warrants" and, together with the Class A Warrants, the "Warrants"), at a price per Warrant of $0.75 in cash. As of December 3, 2001, there were 17,576,424 Class A Warrants and 26,975 Class B Warrants outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

**   Previously paid.

| | Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:   Not applicable      Filing Party: Not applicable
     Form or registration no.: Not applicable      Date Filed: Not applicable

| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
| |  third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
| |  going-private transaction subject to Rule 13e-3.
| |  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

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        This Amendment No. 1 (this "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO filed by Endo Pharmaceuticals Holdings Inc., a Delaware corporation ("Endo") on December 5, 2001 (the "Schedule TO"). The Schedule TO relates to an offer by Endo to purchase up to 13,500,000 of the issued and outstanding Class A Transferable Warrants (the "Class A Warrants") and any and all of the issued and outstanding Class B Non-Transferable Warrants (the "Class B Warrants" and, collectively with the Class A Warrants, the "Warrants"), of Endo at a purchase price of $0.75 per Warrant, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 5, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"). A copy of the Offer to Purchase is attached hereto as Exhibit (a)(1)(A), and a copy of the Letter of Transmittal is attached hereto as Exhibit (a)(1)(C). The Offer to Purchase and Letter of Transmittal, collectively, as they may be amended or supplemented from time to time, constitute the "Offer".

        The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.


ITEM 4. TERMS OF THE TRANSACTION.

        Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended as follows:

A. The language ", 14d-4(c), 14d-6(d)" in the first sentence of the fourth paragraph under the heading "The Offer--Terms of the Offer" on page 18 of the Offer to Purchase is deleted, so that the first sentence of such paragraph reads in its entirety:

        "Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement thereof, with such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with Rules 13e-4(e) and 14e-1(d) under the Exchange Act."

B. The phrase "Rule 13e-4(e) and" is inserted after the words "limited by" in the last sentence of the fourth paragraph under the heading "The Offer--Terms of the Offer" on page 18 of the Offer to Purchase, so that the first sentence of such paragraph reads in its entirety:

        "However, the ability of the Company to delay the payment for Warrants that the Company has accepted for payment is limited by Rule 13e-4(e) and Rule 14e-1(c) under the Exchange Act, which require that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer."

C. The language ", 14d-4(c), 14d-6(d)" in the first sentence of the sixth paragraph under the heading "The Offer--Terms of the Offer" on pages 18-19 of the Offer to Purchase is deleted, so that the first sentence of such paragraph reads in its entirety:

        "If the Company makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Company will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 13e-4(e) and 14e-1(e) promulgated under the Exchange Act."

D. The phrase "Rule 14d-1" in the fifth sentence of the sixth paragraph under the heading "The Offer--Terms of the Offer" on pages 18-19 of the Offer to Purchase is deleted and replaced by the phrase " Rule 13e-4", so that the fifth sentence of such paragraph reads in its entirety:

        "As used in this Offer to Purchase, 'business day' has the meaning set forth in Rule 13e-4 promulgated under the Exchange Act."

E. The word "Rule" in the first sentence of the second paragraph under the heading "The Offer--Conditions to the Offer" on page 25 of the Offer to Purchase is deleted and replaced by the words "Rules 13e-4(e)(5) and", so that the first sentence of such paragraph reads in its entirety:

        "Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Company's rights to extend and amend the Offer at any time in its sole discretion, the Company shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rules 13e-4(e)(5) and 14e-1(c) under the Exchange Act (relating to the Company's obligation to pay for or return tendered Warrants promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Warrants, and may terminate or amend the Offer as to any Warrants not then paid for, if at any time before the scheduled expiration date of the Offer, any of the following events shall occur or shall have occurred:"

F. The last paragraph under the heading "The Offer--Conditions to the Offer" on page 26 is hereby amended and restated as follows:

        "The conditions listed above are for the sole benefit of the Company, and the Company may assert these conditions regardless of the circumstances that give rise to them, and may waive any of these conditions, in whole or in part, at any time and from time to time in its sole discretion, before the Expiration Date. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time before the Expiration Date."


ITEM 12. EXHIBITS.

Exhibit No.    Description
----------     -----------
(a)(1)(A)      Offer to Purchase dated December 5, 2001*
(a)(1)(C)      Letter of Transmittal.*
(a)(1)(D)      Notice of Guaranteed Delivery.*
(a)(1)(E)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies
               and Nominees.*
(a)(1)(F)      Letter to clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Nominees.*
(a)(1)(G)      Press Release dated December 5, 2001*
(a)(1)(H)      Guidelines for Certification of Taxpayer Identification Number
               on Substitute Form W-9.*
(b)            None.
(c)            None.
(d)(1)(A)      Amended and Restated Executive Stockholders Agreement,
               dated as of July 14, 2000, by and among Endo, Endo
               Pharma LLC, Kelso Investment Associates V, L.P. ("KIA V"),
               Kelso Equity Partners V, L.P. ("KEP V") and the
               Management Stockholders (as defined therein).(1)
(d)(1)(B)      Amended and Restated Employee Stockholders Agreement,
               dated as of July 14, 2000, by and among Endo, Endo
               Pharma LLC, KIA V, KEP and the Employee Stockholders (as defined therein).(2)
(d)(1)(C)      Endo LLC Amended and Restated 1997 Employee Stock Option
               Plan.(3)
(d)(1)(D)      Endo LLC Amended and Restated 1997 Executive Stock Option
               Plan.(4)
(d)(1)(E)      Endo LLC 2000 Amended and Restated Supplemental Employee Stock
               Option Plan.(5)
(d)(1)(F)      Endo LLC 2000 Amended and Restated Supplemental Executive Stock
               Option Plan.(6)
(d)(1)(G)      Tax Sharing Agreement: dated as of July 17, 2000, by and among
               Endo, Endo Inc. and Endo Pharma LLC.(7)
(d)(1)(H)      Kelso Side Letter: Letter Agreement, dated as of
               November 26, 1999,
               by and among Algos, Endo, KIA V and KEP V.(8)
(d)(1)(I)      Registration Rights Agreement: dated as of July 17, 2000, by and between Endo and Endo Pharma LLC.(9)
(e)            None.
(f)            Not Applicable.
(g)            None.
(h)            None.


_______________

    *    Previously filed.

     (1)   Incorporated by reference to Exhibit 4.1 of Endo
           Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter ended June 30, 2000 filed with the Commission on August 15, 2000.

     (2)   Incorporated by reference to Exhibit 4.2 of Endo
           Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter ended June 30, 2000 filed with the Commission on August 15, 2000.

     (3)   Incorporated by reference to Exhibit 10.22 of Endo
           Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2000 filed with the Commission on November13, 2000.

     (4)   Incorporated by reference to Exhibit 10.23 of Endo
           Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2000 filed with the Commission on November 13, 2000.

     (5)   Incorporated by reference to Exhibit 10.24 of Endo
           Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2000 filed with the Commission on November 13, 2000.

     (6)   Incorporated by reference to Exhibit 10.25 of Endo
           Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2000 filed with the Commission on November 13, 2000.

     (7)   Incorporated by reference to Exhibit 10.5 of Endo
           Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter ended June 30, 2000 filed with the Commission on August 15, 2000.

     (8) Incorporated by reference to Exhibit 10.4 of Endo Pharmaceuticals Holdings' Registration Statement filed with the Commission on June 9, 2000.

     (9)   Incorporated by reference to Exhibit 4.4 of Endo
           Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter ended June 30, 2000 filed with the Commission on August 15, 2000.







                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       ENDO PHARMACEUTICALS HOLDINGS INC.

                                       By:   /s/    CAROLINE B. MANOGUE
                                             --------------------------------
                                             Name:  Caroline B. Manogue
                                             Title: Senior Vice President,
                                                    General Counsel & Secretary






                               EXHIBIT INDEX


 Exhibit No.       Description
 -----------       -----------

 (a)(1)(A)         Offer to Purchase dated December 5, 2001*
 (a)(1)(C)         Letter of Transmittal.*
 (a)(1)(D)         Notice of Guaranteed Delivery.*
 (a)(1)(E) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
 (a)(1)(F) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
                   Nominees.*
 (a)(1)(G)         Press Release dated December 5, 2001*
 (a)(1)(H) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
 (b)               None.
 (c)               None.
 (d)(1)(A) Amended and Restated Executive Stockholders Agreement, dated as of July 14, 2000, by and among Endo, Endo
                   Pharma LLC, Kelso Investment Associates V, L.P. ("KIA V"), Kelso Equity Partners V, L.P. ("KEP V") and the
                   Management Stockholders (as defined therein).(1)
 (d)(1)(B) Amended and Restated Employee Stockholders Agreement, dated as of July 14, 2000, by and among Endo, Endo
                   Pharma LLC, KIA V, KEP and the Employee Stockholders (as defined therein).(2)
 (d)(1)(C)         Endo LLC Amended and Restated 1997 Employee Stock
                   Option Plan. (3)
 (d)(1)(D)         Endo LLC Amended and Restated 1997 Executive Stock
                   Option Plan. (4)
 (d)(1)(E) Endo LLC 2000 Amended and Restated Supplemental Employee Stock Option Plan.(5)
 (d)(1)(F) Endo LLC 2000 Amended and Restated Supplemental Executive Stock Option Plan. (6)
 (d)(1)(G) Tax Sharing Agreement: dated as of July 17, 2000, by and among Endo, Endo Inc. and Endo Pharma LLC.(7)
 (d)(1)(H)         Kelso Side Letter: Letter Agreement, dated as of
                   November 26, 1999, by and among Algos, Endo, KIA V and KEP V.(8)
 (d)(1)(I) Registration Rights Agreement: dated as of July 17, 2000, by and between Endo and Endo Pharma LLC.(9)
 (e)               None.
 (f)               Not Applicable.
 (g)               None.
 (h)               None.

______________

     *   Previously Filed

     (1)    Incorporated by reference to Exhibit 4.1 of Endo
            Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter ended June 30, 2000 filed with the Commission on August 15, 2000.

     (2)    Incorporated by reference to Exhibit 4.2 of Endo
            Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter ended June 30, 2000 filed with the Commission on August 15, 2000.

     (3)    Incorporated by reference to Exhibit 10.22 of Endo
            Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2000 filed with the Commission on November13, 2000.

     (4)    Incorporated by reference to Exhibit 10.23 of Endo
            Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2000 filed with the Commission on November 13, 2000.

     (5)    Incorporated by reference to Exhibit 10.24 of Endo
            Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2000 filed with the Commission on November 13, 2000.

     (6)    Incorporated by reference to Exhibit 10.25 of Endo
            Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2000 filed with the Commission on November 13, 2000.

     (7)    Incorporated by reference to Exhibit 10.5 of Endo
            Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter ended June 30, 2000 filed with the Commission on August 15, 2000.

     (8)    Incorporated by reference to Exhibit 10.4 of Endo
            Pharmaceuticals Holdings' Registration Statement filed with the Commission on June 9, 2000.

     (9)    Incorporated by reference to Exhibit 4.4 of Endo
            Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter ended June 30, 2000 filed with the Commission on August 15, 2000.